                                                                  Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
          Computations of Ratio of Earnings to Fixed Charges
                        (Dollares in Thousands)



                                                    1994             1993
Net Income. . . . . . . . . . . . .               $104,526         $108,103
Taxes on Income . . . . . . . . . .                 55,349           46,896
     Net Income Plus Taxes. . . . .                159,875          154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .                 47,827           53,908
  Interest on Other Indebtedness. .                  5,183            6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .                 20,990           11,865
  Interest Applicable to Rentals. .                 25,096           24,967
      Total Fixed Charges . . . . .                 99,096           96,815

Earnings (1). . . . . . . . . . . .               $258,971         $251,814

Ratio of Earnings to Fixed Charges.                   2.61             2.60

                                                            1992
                                      Pro Forma    April 1   |  January 1
                                      1992 (2)    to Dec. 31 | to March 31       1991         1990
                                                 (Successor) |(Predecessor)
Net Income. . . . . . . . . . . . .   $ 77,981     $ 71,941  |   $  6,040      $ 53,602     $ 64,184
Taxes on Income . . . . . . . . . .     20,378       23,551  |     (3,173)       15,955       17,916
     Net Income Plus Taxes. . . . .     98,359       95,492  |      2,867        69,557       82,100
                                                             |
Fixed Charges:                                               |
  Interest on Long-Term Debt. . . .     57,862       42,889  |     14,973        59,668       59,263
  Interest on Other Indebtedness. .     15,121       11,777  |      3,344        17,838       17,432
  Interest on Corporate-owned                                |
    Life Insurance Borrowings . . .      7,155        5,294  |      1,861         7,304        7,134
  Interest Applicable to Rentals. .     30,212       22,133  |      8,079        32,193       32,119
      Total Fixed Charges . . . . .    110,350       82,093  |     28,257       117,003      115,948
                                                             |
Earnings (1). . . . . . . . . . . .   $208,709     $177,585  |   $ 31,124      $186,560     $198,048
                                                             |
Ratio of Earnings to Fixed Charges.       1.89         2.16  |       1.10          1.59         1.71




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net  deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period  ended December 31, 1992 (Successor).  No purchase accounting adjustments were made  for  periods  prior to  the Merger in determining pro forma amounts because such adjustments would be immaterial.  (See Note 1 of Notes to Financial Statements)